SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 31, 2016

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated May 31, 2016, regarding “Ericsson increase in the total number of shares and votes”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: May 31, 2016

PRESS RELEASE MAY 31, 2016

Increase in the total number of shares and votes in Telefon-aktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) confirms that as per May 31, 2016, the company’s share capital amounts to SEK 16,655,758,678 and the total number of shares is 3,331,151,735, of which 261,755,983 are shares of series A and 3,069,395,752 are shares of series B. The total number of votes is 568,695,558.2, of which the series A shares represent 261,755,983 votes and the series B shares represent 306,939,575.2 votes.

The increase in the number of shares and votes is caused by the company’s recent issue of 26,100,000 shares of series C, which shares have subsequently been repurchased by the company and converted into shares of series B, by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the Annual General Meeting 2016 to expand the treasury stock as part of the financing of Ericsson’s Long-Term Variable Remuneration Program (LTV) 2016. The company currently holds 69,331,486 shares as treasury stock.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

www.ericsson.com

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PRESS RELEASE MAY 31, 2016

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on May 31, 2016, at 08.00 am.